UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

	By:	/s/ Moshe Eisenberg,
Moshe Eisenberg,
Chief Financial Officer
Dated: March 27, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES $4 MILLION IN ORDERS
FROM A LEADING SEMICONDUCTOR MANUFACTURER

MIGDAL HAEMEK, Israel – March 27, 2014 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT), announced today the receipt of multiple orders for its inspection and metrology systems from a leading global manufacturer specializing in advanced mixed signal solutions for the semiconductor industry.

The orders, totaling $4 million, include multiple backend Automatic Optical Inspection (AOI) systems. The systems are expected to be installed during the first and second quarters of 2014.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “This order is a vote of confidence in Camtek's inspection and metrology capabilities by a leading semiconductor manufacturer with the most stringent manufacturing requirements for  defect-free, high quality, reliable products. This selection validates our strategy of an increased focus on semiconductor back-end and Advance Packaging applications, in order to increase our market share in this high growth market. ”

Mr. Langer further stated: “Camtek's line of automated wafer inspection systems enables semiconductor manufacturers and packaging foundries to enhance yield and improve reliability by detecting defects. Camtek's systems deliver unparalleled 2D inspection, and 2D and 3D inspection and metrology capabilities for wafers, throughout the manufacturing process and address the specialized needs of the most advanced applications.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.